SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

240.13d-2(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

(Amendment No. 2)

VIRYANET LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 5.0 Per Share

(Title of Class of Securities)

M97540 13 8

(CUSIP Number)

Memy Ish-Shalom

1 Grant St.

Westborough, MA 01581

Telephone: 617-8774540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M97540 13 8

1.	Names of reporting persons Memy Ish-Shalom
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 293,938
	8.	Shared voting power 0
	9.	Sole dispositive power 293,938
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 293,938
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.2%
14.	Type of reporting person (see instructions) IN

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13D filed on April 13, 2012 (the “Statement”), as amended by Amendment No. 1 filed on March 19, 2013 (“Amendment No. 1”), relates to the ordinary shares, par value NIS 5.0 per share (“Ordinary Shares”) of ViryaNet Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 8 HaMarpe St., Har Hotzvim, P.O. Box 45041, Jerusalem 91450, Israel.

This Amendment No. 2 is being filed by Memy Ish-Shalom, an individual (the “Reporting Person”), to report a reduction in his beneficial ownership of the Issuer’s outstanding Ordinary Shares by in excess of one percent (1%) since the filing of Amendment No. 1. Since that filing, the Reporting Person has sold, in open market and private resale transactions, during periods that began on September 23, 2013 and ended on December 23, 2013, and began on February 24, 2014 and ended on March 14, 2014, an aggregate of 42,324 and 88,000 Ordinary Shares, respectively. The 42,324 Ordinary Shares were sold at prices that ranged from $1.15 to $2.60 per share, while the 88,000 Ordinary Shares were sold at prices that ranged from $3.90 per share to $4.30 per share.

The Reporting Person also reports herein a partially offsetting increase in beneficial ownership due to (i) his purchase, on March 20, 2013, of 13,000 Ordinary Shares at a price of $0.65 per share, and (ii) the vesting, as of March 31, 2013, of 9,166 Ordinary Shares that had been granted to him by the Issuer.

This Amendment No. 2 amends and supplements the Statement, as previously amended by Amendment No. 1. Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement and Amendment No. 1.

Item 2. Identity and Background.

The information concerning the Reporting Person that appeared in Item 2 of the Statement is incorporated by reference in Item 2 of this Amendment No. 2.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person did not pay any consideration in connection with his sales of Ordinary Shares reported herein. For the Reporting Person’s purchase of 13,000 Ordinary Shares at a price of $0.65 per share on March 20, 2013, his personal funds served as the source of the consideration. For the 9,166 Ordinary Shares granted by the Issuer to the Reporting Person that vested for the Reporting Person on March 31, 2013, the Reporting Person did not pay any cash consideration (but performed services as Chief Executive Officer of the Issuer).

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Statement is incorporated by reference in Item 4 of this Amendment No. 2.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 2 are made on the basis of 4,075,928 Ordinary Shares outstanding as of March 31, 2013 (which include 326,798 Ordinary Shares issuable upon conversion of an equivalent number of outstanding Preferred A Shares of the Issuer), based on outstanding share information provided by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012 (which was the last outstanding share information published by the Issuer).

(a) The Reporting Person beneficially owns 293,938 Ordinary Shares of the Issuer, representing approximately 7.2% of the issued and outstanding share capital of the Issuer.

(b) The Reporting Person possesses sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of, the Ordinary Shares that he currently beneficially owns.

(c) Other than the Reporting Person’s sales of Ordinary Shares during the period between February 24, 2014 and March 14, 2014, which are described in Item 1 above (which description is incorporated by reference herein), no transaction in Ordinary Shares of the Issuer has been effected by the Reporting Person during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Statement is incorporated by reference in Item 6 of this Amendment No. 2.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Memy Ish-Shalom
MEMY ISH-SHALOM

Dated: March 31, 2014